SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                BriteSmile, Inc.
       -------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    110415106
       -------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Bradford G. Peters
                            c/o Blackfin Capital, LLC
                          622 Third Avenue, 38th Floor
                               New York, NY 10017
                                 (212) 351-7116
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 31, 2002
       -------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 110415106                                           Page 2 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Bradford G. Peters
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF, WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      2,591,918
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          2,066,639
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           2,591,918
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      2,066,639
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        4,658,557
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.9%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 110415106                                           Page 3 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TITAB, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          2,066,639
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      2,066,639
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        2,066,639
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

     This statement on Schedule 13D (this "Schedule 13D")is being filed with respect to the Common Stock (as defined in Item 2(d) below) of BriteSmile, Inc., a Utah corporation (the "Company"). This Schedule 13D is being filed on behalf of Mr. Bradford G. Peters, a United States citizen ("Mr. Peters"), and TITAB, LLC, a Delaware limited liability company ("TITAB" and, together with Mr. Peters, the "Reporting Persons").

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act"). The address of the principal executive offices of the Company is 490 North Wiget Lane, Walnut Creek, California 94598.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Persons.

     (b) The address of the principal business and principal office of Mr. Peters and TITAB is c/o Blackfin Capital, LLC, 622 Third Avenue, 38th Floor, New York, NY 10017.

     (c) The principal business of Mr. Peters is to invest and trade in public and private securities ("Investment Securities"), on behalf of various entities and persons. The principal business of TITAB is to invest and trade in Investment Securities on its own behalf. Mr. Peters serves as the sole member and managing member of TITAB.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Peters is a United States citizen. TITAB is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

     TITAB expended an aggregate of approximately $566,133.27 of its own investment capital to acquire the securities of the Company held by it. TITAB directly holds 1,704,584 shares of Common Stock (the "TITAB Shares") and 362,055 warrants to purchase Common Stock ("Warrants") with an exercise price of $5.00 per share of Common Stock (the "TITAB Warrants"). The TITAB Shares were previously issued by the Company on conversion of certain convertible notes of the Company.

     Mr. Peters expended an aggregate of approximately $1,000,000 of his own capital to acquire from the Company in a private placement a convertible note, expiring November 20, 2005, which is convertible into 2,500,000 shares of Common Stock at a conversion price of $0.40 per share (the "Peters Note"). In addition, Mr. Peters directly owns (i) Warrants to purchase 20,000 shares of Common Stock at an exercise price of $5.00 per share (the "Peters Warrants") received in exchange for entering into a Guaranty of Fiscal 2002 Shortfall agreement with the Company, dated March 4, 2002, and (ii) options to purchase 71,918 shares of Common Stock (the "Peters Options") received in exchange for his services as a member of the Board of Directors of the Company. TITAB shall vote or dispose of its holdings of Company securities at the direction of Mr. Peters and has received all of its working capital from Mr. Peters.

Item 4. Purpose of Transaction.

     The purpose of the acquisition of the securities of the Company by the Reporting Persons is for investment. The Reporting Persons may make further acquisitions of Common Stock or other securities of the Company from time to time or dispose of any or all of the shares of Common Stock or other securities held by them at any time.

     Mr. Peters currently serves as a member of the Board of Directors of the Company, and as such may not be regarded as having the status of a passive investor with respect to the Company.

     The Reporting Persons are engaged in the investment business. In pursuing this business, they analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     (a) & (b) Current Ownership
               -----------------

     Mr. Peters possesses voting and dispositive control over shares of Common Stock (and shares of convertible securities convertible into Common Stock within sixty days) held directly by him and held directly by TITAB. Mr. Peters is the managing member and sole member of TITAB and TITAB votes or disposes of its securities of the Company in accordance with the direction of Mr. Peters.

     A. Bradford G. Peters
        ------------------

     (a) Amount beneficially owned: 4,658,557 shares.

     (b) Percent of class: 11.9%. The percentages used herein and in the rest of this statement are calculated based upon a total 39,380,934 shares of Common Stock equal to the sum of (i) the 36,426,961 shares of Common Stock issued and outstanding as of October 8, 2002, as reflected in the Company's Quarterly Report on Form 10-Q for the period ended September 28, 2002 and (ii) the 2,953,973 shares of Common Stock which would be received by the Reporting Persons, as applicable, upon conversion of the TITAB Warrants, the Peters Note, the Peters Warrants and the Peters Options.

     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: 2,591,918
          (ii)   Shared power to vote or direct the vote: 2,066,639
          (iii)  Sole power to dispose or direct the disposition: 2,591,918
          (iv)   Shared power to dispose or direct the disposition: 2,066,639

      B. TITAB
         -----

     (a) Amount beneficially owned: 2,066,639

     (b) Percent of class: 5.2%

     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: 0
          (ii)   Shared power to vote or direct the vote: 2,066,639
          (iii)  Sole power to dispose or direct the disposition: 0
          (iv)   Shared power to dispose or direct the disposition: 2,066,639

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in the Common Stock (or securities convertible into Common Stock within sixty days) during the past sixty days.

     The transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in private transactions. The Peters Note was purchased by Mr. Peters on November 20, 2002 directly from the Company. Peters Options relating to 10,000 shares were granted by the Company and vested in Mr. Peters on January 1, 2003. The TITAB Shares and the TITAB Warrants were purchased by TITAB on December 31, 2002 in a private sale from an individual holder of securities of the Company.

     Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     By virtue of the relationships among the Reporting Persons, as described in
Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person and the filing of this Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

     The Peters Options are subject to the Revised 1997 Stock Option and Incentive Plan of the Company, as amended through June 20, 2001, as set forth in
Exhibit 2, and option agreements, as set forth in Exhibit 3.

     The Peters Note is subject to the Note Purchase Agreement, as set forth in
Exhibit 4, and the terms of the Peters Note itself, as set forth in Exhibit 5.

     The TITAB Warrants and the TITAB Shares are subject to, as applicable, the following agreements entered into by the Company and the parties listed therein:
(i) the Securities Purchase Agreement, dated as of June 27, 2000, (ii) the terms of the TITAB Warrants themselves, (iii) the Registration Rights Agreement, dated as of June 27, 2000 and (iv) the Amendment Agreement, dated as of August 3, 2000, as set forth in Exhibits 6, 7, 8 and 9, respectively.

     The Peters Warrants are subject to the Guaranty of Fiscal 2002 Shortfall Summary of Terms, dated March 2002, as set forth in Exhibit 10, and the terms of such warrants themselves, as set forth in Exhibit 11.

     The TITAB Shares and the TITAB Warrants are subject to the Securities Purchase Agreement, dated as of December 31, 2002, pursuant to which TITAB acquired such shares and warrants, as set forth in Exhibit 12.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     1. Joint Acquisition Statement, by and between Bradford G. Peters and TITAB, LLC, dated January 21, 2003, filed herewith.

     2. Revised 1997 Stock Option and Incentive Plan of the Company, as amended through June 20, 2001 -- incorporated herein by reference to Exhibit 10.10 of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2001, as filed by the Company on April 10, 2002 (the "2001 Annual Report").

     3. Form of Option Agreement of the Company -- incorporated herein by reference to Exhibit 10.11 of the 2001 Annual Report.

     4. Form of Note Purchase Agreement, by and among the Company, Mr. Peters and the other parties thereto, dated November 20, 2002 -- incorporated herein by reference to Exhibit 10(a) of the Form 8-K as filed by the Company on November 25, 2002 (the "2002 Form 8-K").

     5. Form of Convertible Promissory Note, issued by the Company, dated November 20, 2002 -- incorporated herein by reference to Exhibit 10(b) of the 2002 Form 8-K.

     6. Securities Purchase Agreement dated as of June 27, 2000, by and among the Company and certain purchasers of 5% Convertible Subordinated Notes -- incorporated herein by reference to Exhibit 10.26 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000, as filed by the Company on March 30, 2001 (the "2000 Annual Report").

     7. Form of Warrants -- incorporated herein by reference to Exhibit 10.28 of the 2000 Annual Report.

     8. Form of Registration Rights Agreement between the Company and the purchasers of notes pursuant to the Securities Purchase Agreement dated as of June 27, 2000 -- incorporated herein by reference to Exhibit 10.29 of the 2000 Annual Report.

     9. Amendment Agreement dated as of August 3, 2000 between the Company and the purchasers of notes identified therein -- incorporated herein by reference to Exhibit 10.30 of the 2000 Annual Report.

     10. Form of Guaranty of Fiscal 2002 Shortfall Summary of Terms, dated March 2002 in connection with commitments from certain shareholders and/or directors of the Company to secure up to $4 million of additional working capital -- incorporated herein by reference to Exhibit 10.37 of the 2001 Annual Report.

     11. Form of Peters Warrants, dated March 4, 2002, filed herewith.

     12. Securities Purchase Agreement, by and between TITAB, LLC and the other party listed therein, dated December 31, 2002, filed herewith.

                                   Schedule A
                                   ----------

   (Transactions in Common Stock, or securities convertible into Common Stock within sixty days, during the past sixty days undertaken by the Reporting
                                    Persons)

----------------------------------------------------------------------------------------
  Reporting      Date        Security     Transaction       Amount          Price
   Person
----------------------------------------------------------------------------------------
 Mr. Peters    11/20/02    Convertible      Purchase    $1,000,000     Conversion
                              Note,                     face amount    price of $0.40
                             expiring                   note,          per share of
                             11/20/05                   convertible    Common Stock,
                                                        into           $1,000,000 in
                                                        2,500,000      the aggregate
                                                        shares of
                                                        Common Stock
----------------------------------------------------------------------------------------
    TITAB      12/31/02    Common Stock     Purchase    1,704,584      $0.33 per share
                                                        shares
----------------------------------------------------------------------------------------
    TITAB      12/31/02      Warrants       Purchase    Warrants to    $0.01 per
                                                        purchase       warrant
                                                        362,055
                                                        shares
----------------------------------------------------------------------------------------
 Mr. Peters    01/01/03    Options for      Grant of    Options to     Service as
                           Common Stock     options     purchase       member of Board
                                                        10,000         of Directors
                                                        shares
----------------------------------------------------------------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2003


/s/ Bradford G. Peters                  TITAB, LLC
------------------------------
Bradford G. Peters
                                        By: /s/ Bradford G. Peters
                                            ------------------------------
                                            Name:  Bradford G. Peters
                                            Title: Managing Member